SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 11-K
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[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 001-34034
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Regions Financial Corporation 401(k) Plan
250 Riverchase Parkway East, 5th Floor
Hoover, Alabama 35244

(Full title of the plan and the address of the plan)

Regions Financial Corporation
Regions Center
1900 Fifth Avenue North
Birmingham, Alabama 35203

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Financial Statements and Supplemental Schedule
(Modified Cash Basis)

Regions Financial Corporation 401(k) Plan
For the Years Ended December 31, 2015 and 2014
With Report of Independent Auditors

Regions Financial Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
(Modified Cash Basis)

For the Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm
The Benefits Management and Human Resources Committee
Regions Financial Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Regions Financial Corporation 401(k) Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 2, the financial statements and supplemental schedule have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Regions Financial Corporation 401(k) Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting as described in Note 2.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2015, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Birmingham, Alabama
June 24, 2016

Regions Financial Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
(Modified Cash Basis)

	December 31
	2015	2014
Assets
Investments, at fair value	$1,398,578,837	$1,420,101,035
Dividends receivable	2,006,593	1,802,707
Notes receivable from participants	21,428,141	21,159,878
Net assets available for benefits	$1,422,013,571	$1,443,063,620

See accompanying notes.

Regions Financial Corporation 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
(Modified Cash Basis)

	Year Ended December 31
	2015	2014
Additions
Contributions from employer	$55,475,038	$51,284,846
Contributions from participants	76,635,306	71,053,687
Rollovers	8,582,210	9,969,958
Dividend and interest income	47,724,194	40,781,541
Net (depreciation) appreciation in fair value of investments	(57,135,737)	50,233,093
Total additions	131,281,011	223,323,125

Deductions
Payments to participants	151,378,479	116,028,770
Administrative expenses	952,581	914,170
Total deductions	152,331,060	116,942,940

Net (decrease) increase	(21,050,049)	106,380,185

Net assets available for benefits:
Beginning of year	1,443,063,620	1,336,683,435
End of year	$1,422,013,571	$1,443,063,620

See accompanying notes.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014
1. Description of the Plan
The following description of the Regions Financial Corporation 401(k) Plan (the Plan) provides only general information about the Plan’s provisions. Regions Financial Corporation (the Company) is the Plan Sponsor and the Benefits Management and Human Resources Committee is the Plan Administrator. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions, copies of which may be obtained from the Plan Sponsor.
General
The Plan is a defined contribution plan covering certain employees of the Company and affiliates. Employees are eligible to participate in the Plan the first day of the payroll period following completion of the enrollment process by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Each year, participants may contribute up to a total of 80 percent of eligible compensation on a pre‑tax and/or Roth after-tax basis, as defined in the Plan document, subject to Internal Revenue Code limitations. Participants may also rollover amounts representing distributions from other qualified plans. All employees who are eligible to make elective deferrals and who have attained age 50 before the close of the plan year are eligible to make catch-up contributions.
The Company matches dollar for dollar on the participants’ pre-tax contributions and Roth after-tax contributions, up to 4 percent of total eligible compensation. The matching contribution can be increased to a greater percentage applicable to a plan year at the discretion of the Board of Directors pursuant to a Plan amendment. One year of service is required to be eligible for the Company match.
The Company also contributes an additional employer contribution of 2 percent of eligible compensation for participants who have one year of service, are employed at the end of the year, have 1,000 hours of service in the plan year, and are not eligible to accrue benefits in the Regions Financial Corporation Retirement Plan.
Upon enrollment, a participant may direct participant contributions, employer matching contributions and the additional 2 percent employer contribution in 1 percent increments to any of the Plan's fund options. Participants direct the contributions into various investment options offered by the Plan and can change their investment options on a daily basis.
Effective January 1, 2015, the Company amended the Plan document to no longer automatically invest matching contributions in the Regions Stock Fund, but rather invest in accordance with a participant's instructions.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
Participant Accounts
Each participant account is credited with the participant’s contributions, rollovers (if any) and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and is charged with certain record-keeping expenses. Allocations of earnings and losses are based on participants' account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participants' account less record-keeping expenses (if any), which are charged per participant account. The Plan has an employee stock ownership plan component that allows participants to elect to receive a cash distribution of all of the dividends payable on the shares of Regions Financial Corporation stock allocated to the participants’ stock accounts as of the record date. Participants direct the investment of their accounts among any of the Plan’s investment options.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of eligible employee contributions or $50,000, reduced by the highest outstanding loan balance during the prior twelve-month period. Eligible participant contributions are pre-tax participant contributions, regular after-tax participant contributions, rollover contributions, grandfathered qualified non-elective contributions and Roth elective deferrals. All loans must be repaid within 5 years. A participant may not have more than one loan outstanding at any point in time. Participants with a tax levy or garnishment against their wages are not eligible for a Plan loan. A loan is secured by the balance in the participant’s account and bears a fixed interest rate of 1 percent above the prime rate, as quoted in The Wall Street Journal. Principal and interest are paid ratably through regular payroll deductions. Upon termination of employment, a participant has up to 60 days from date of termination to repay the outstanding loan amount. If the loan is not repaid after 60 days, it will automatically be treated as a distribution to the participant.
Eligibility and Vesting
All employees other than seasonal or leased employees are eligible to participate in the Plan. Participants are immediately vested in their contributions, the Company contributions and any earnings thereon.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
Payment of Benefits
Upon termination of service, death, disability or retirement, a participant (or his/her beneficiaries) may receive a lump sum amount equal to the vested value of his or her account, or an annual withdrawal. If a participant’s vested account balance is $1,000 or less, it will be paid in the form of a lump sum only. There were no benefit payments requested, approved and processed for payment but not yet disbursed as of December 31, 2015 and 2014, respectively.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan document. In the event of plan termination, non-vested participants become 100 percent vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The modified cash basis of accounting is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Income on securities is recorded on the accrual basis and investments are recorded at fair value as stated below. All other transactions are recorded on the cash basis.
Payment of Benefits
Benefits are recorded when paid.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant’s loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 3, Fair Value of Financial Instruments, for further discussion and disclosures related to fair value measurements. The shares of mutual funds and common stock in the Regions Stock Fund are valued at quoted market prices in an active market on the last business day of the plan year. The Regions Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass through election for its participants.
The Company’s Benefits Management and Human Resources Committee is responsible for determining the Plan's valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Benefits Management and Human Resources Committee is comprised of nine voting members and three non-voting members appointed by the Compensation Committee and reports to the Compensation Committee of the Company’s Board of Directors.
The Plan’s collective investment trust funds include the Pioneer Large Cap Core Equity Trust, the Pioneer US Balanced Trust, multiple T. Rowe Price Retirement Trusts, the EB US Small-Mid Cap Growth Equity Fund, and the Morley Stable Value Fund. The fair value of the investments in these collective trust funds is estimated using their net asset value (NAV) per unit.
The Morley Stable Value Fund distributes income in the form of units, and provides a constant unit redemption value. The Morley Stable Value Fund invests in fully benefit-responsive investment contracts (FBRICs) and is presented at fair value based on its NAV. As a result, the Plan is an indirect investor in fully benefit-responsive investment contracts since the Plan itself does not directly invest in FBRICs.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Use of Estimates
The preparation of the financial statements in conformity with the basis of accounting described above requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Legal Contingencies
The Plan is subject to litigation and claims arising during the ordinary course of business and Plan activities. The Plan evaluates these contingencies based on information currently available, including advice of counsel and assessment of available insurance coverage. Although it is not possible to predict the ultimate resolution with respect to these litigation contingencies, management is currently of the opinion that the outcome of pending and threatened litigation would not have a material effect on the Plan’s statements of net assets available for benefits or its changes in net assets available for benefits. In pending litigation, the costs of defense are paid by the Company and therefore are not expected to impact the Plan’s net assets.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Other than record-keeping fees, the Company pays all legal, accounting and other services on behalf of participants. Record-keeping fees are generally charged directly to the participant's account. Expenses relating to purchases, sales or transfers of the Plan’s investments, if any, are charged to the particular investment fund to which the expenses relate. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Company pays directly any other fees related to the Plan’s operations.
Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (the FASB) issued new accounting guidance regarding investment disclosures for an entity measuring investments using the NAV per share practical expedient. The guidance removes the requirement to categorize investments measured using the NAV practical expedient in the fair value hierarchy table. However, an entity will be required to disclose the fair value of investments measured using the NAV practical expedient so that users of the financial statements can reconcile amounts reported in the fair value hierarchy table to amounts reported on the statements of net assets available for benefits. Management elected to early adopt the provisions of this new standard. Accordingly, the amendment was retrospectively applied resulting in the removal of the classification of collective investment trust funds within the fair value hierarchy for the years ended December 31, 2015 and 2014.
In July 2015, the FASB issued new accounting guidance that simplifies employee benefit plan accounting and reporting with respect to FBRICs, plan investment disclosures, and provides for a measurement-date practical expedient. The new guidance designates contract value as the only required measure for FBRICs and further clarifies that stable value funds are not FBRICs. Accordingly, stable value funds should be measured and presented only at fair value, which is often based on NAV. The new guidance also eliminates or simplifies various disclosures applicable to plan investments and provides for a measurement-date practical expedient. The guidance was early adopted, with the exception of the measurement date practical expedient, which is not applicable to the Company. The amendments were retrospectively applied resulting in the elimination of the notes disclosing investments representing 5 percent or more of the Plan’s net assets available for benefits, the net appreciation/depreciation by investment type as well as the requirement to disaggregate plan assets for the years-ended December 31, 2015 and 2014. The amendments also eliminated the requirement to adjust the stable value fund from fair value to contract value. Adoption of this accounting guidance did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
3. Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
Following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan.
Stock Fund and Mutual Funds: The Plan uses quoted market prices of identical assets on active exchanges, or Level 1 measurements.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
3. Fair Value of Financial Instruments (continued)
Collective Investment Trust Funds: The Plan uses NAV per unit to value the collective investment trust funds. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities divided by the number of units outstanding. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.
The following table presents investments measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total

Regions stock fund	$323,535,671	$—	$—	$323,535,671
Mutual funds	496,672,695	—	—	496,672,695
Total assets in the fair value hierarchy	$820,208,366	$—	$—	$820,208,366
Investments measured at NAV:
Collective investment trust funds(a)	—	—	—	578,370,471
Total investments at fair value	$820,208,366	$—	$—	$1,398,578,837
The following table presents investments measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total

Regions stock fund	$380,339,699	$—	$—	$380,339,699
Mutual funds	479,243,204	—	—	479,243,204
Total assets in the fair value hierarchy	$859,582,903	$—	$—	$859,582,903
Investments measured at NAV:
Collective investment trust funds(a)	—	—	—	560,518,132
Total investments at fair value	$859,582,903	$—	$—	$1,420,101,035

(a) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Assets in all levels could result in volatile and material price fluctuations.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
3. Fair Value of Financial Instruments (continued)
The following table summarizes the Plan’s investments with a reported fair value using NAV per unit at December 31:

	2015	2014	Unfunded Commitment	Redemption Period	Redemption Notice Period
Morley Stable Value Fund (a)	$194,432,282	$189,759,076	$—	Daily	N/A
Pioneer Large Cap Core Equity Trust (b)	36,881,437	38,456,995	—	Daily	N/A
Pioneer US Balanced Trust (c)	120,985,905	130,154,200	—	Daily	N/A
T. Rowe Price Retirement 2005 Trust (d)	1,430,847	658,545	—	Daily	90 days
T. Rowe Price Retirement 2010 Trust (d)	2,682,504	3,933,413	—	Daily	90 days
T. Rowe Price Retirement 2015 Trust (d)	10,850,914	10,759,223	—	Daily	90 days
T. Rowe Price Retirement 2020 Trust (d)	21,551,710	19,029,103	—	Daily	90 days
T. Rowe Price Retirement 2025 Trust (d)	22,031,601	18,433,139	—	Daily	90 days
T. Rowe Price Retirement 2030 Trust (d)	23,585,100	18,367,301	—	Daily	90 days
T. Rowe Price Retirement 2035 Trust (d)	20,140,670	14,812,763	—	Daily	90 days
T. Rowe Price Retirement 2040 Trust (d)	20,388,620	16,129,477	—	Daily	90 days
T. Rowe Price Retirement 2045 Trust (d)	15,067,831	10,640,668	—	Daily	90 days
T. Rowe Price Retirement 2050 Trust (d)	10,913,730	7,289,834	—	Daily	90 days
T. Rowe Price Retirement 2055 Trust (d)	7,145,578	4,192,255	—	Daily	90 days
T. Rowe Price Retirement Balanced Trust (d)	2,338,378	2,335,232	—	Daily	90 days
EB US Small-Mid Cap Growth Equity Fund (e)	67,943,364	75,566,908	—	Daily	N/A
(a)The primary objective of the Morley Stable Value Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. The Fund seeks to achieve this objective by investing primarily in a variety of high quality stable value investment contracts, as well as cash and cash equivalents. It is intended that the Fund’s stable value investment contracts will maintain a minimum weighted average credit quality rating of A or better. The underlying fixed income securities must be rated investment grade and meet issuer diversification guidelines.

(b)The investment objective of the Pioneer Large Cap Core Equity Trust is to seek the creation of income and appreciation of capital through investment principally in publicly traded equity securities of companies, including common and preferred stocks and securities convertible into common and preferred stocks.

(c)The investment objective of the Pioneer US Balanced Trust is to seek capital growth and income. The Advisor allocates the Fund’s assets between equity and debt securities based on its assessment of current business, economic and market conditions. Normally, equity and debt securities each represent 35% to 65% of the Fund’s assets.

(d)The investment objective of each T. Rowe Price Retirement Trust is to invest over time primarily in a diversified portfolio of underlying trusts that represent various asset classes and sectors. For all T. Rowe Price Retirement Trusts other than the T. Rowe Price Retirement Balanced Trust, formerly the Retirement Income Trust, the allocation to equity-based underlying trusts is expected to become increasingly conservative over time, with substantial exposure to equity-based underlying trusts (approximately 55%) remaining at the end of its target year and the most conservative allocation (approximately 20%) projected to occur 30 years after the target date is reached. The T. Rowe Price Retirement Balanced Trust’s investment allocation will remain generally static, with approximately 40% of its assets invested in equity-based underlying trusts and approximately 60% invested in the fixed income-based underlying trusts.

(e)The EB US Small-Mid Cap Growth Equity Fund seeks to exceed the return of the Russell 2500 Growth Index over a complete market cycle through investing in common stocks and other equity securities that may include securities convertible into stock, preferred stock, rights, warrants, ETFs, 144A private placement securities and equity-linked securities.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
4. Related-Party Transactions
Regions Bank (a wholly-owned subsidiary of the Company) serves as the directed trustee of the Plan. Participants can direct how their contributions are invested within the Plan. During the years ended December 31, 2015 and 2014, the Plan received $7,878,562 and $6,588,236 in common stock dividends from the Regions Stock Fund (an affiliate of the Company). During the year ended December 31, 2014, the Plan received $1,483,582 in common stock dividends from the Regions Stable Principal Fund (an affiliate of the Company and was replaced by the Morley Stable Value Fund in the third quarter of 2014). These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.
5. Tax Status
The Plan received a determination letter from the IRS dated February 22, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Although the Plan has been amended subsequent to applying for the determination letter, the Plan Administrator believes the Plan is in compliance with and is being operated in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$1,422,013,571	$1,443,063,620
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	—	1,647,137
Dividend receivable	(2,006,593)	—
Rounding	1	(1)
Net assets available for benefits per the Form 5500	$1,420,006,979	$1,444,710,756

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
6. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of total net decrease per the financial statements for the year ended December 31, 2015, to total net loss per the Form 5500:

Total net decrease per the financial statements	$(21,050,049)
Prior year adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(1,647,137)
Current year dividend receivable	(2,006,593)
Rounding	2
Total net loss per the Form 5500	$(24,703,777)
7. Subsequent Event
Effective January 1, 2016, the Company amended the Plan document to adopt an automatic enrollment feature. Unless an eligible employee opts out within 30 days of hire, default elective deferrals are made on behalf of the employee on an after-tax basis in an amount equal to 2 percent of the employee’s eligible compensation.

Supplemental Schedule

Regions Financial Corporation 401(k) Plan
EIN #63-0589368 Plan #012
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
(Modified Cash Basis)
December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Regions Financial Corporation
	Stock Fund	Common stock fund	**	$323,535,671
	Morley
	Stable Value Fund	Collective investment trust	**	194,432,282
	Pioneer
	Pioneer Bond Fund	Mutual funds	**	22,214,324
	Pioneer Large Cap Core Equity Trust	Collective investment trust	**	36,881,437
	Pioneer US Balanced Trust	Collective investment trust	**	120,985,905
	Vanguard
	Windsor II Fund	Mutual funds	**	71,583,100
	Institutional Index Fund	Mutual funds	**	68,429,437
	Dodge & Cox
	International Stock Fund	Mutual funds	**	62,035,474
	Income Fund	Mutual funds	**	46,208,243
	T. Rowe Price
	Institutional Large Cap Fund	Mutual funds	**	130,510,532
	Retirement 2005 Trust	Collective investment trust	**	1,430,847
	Retirement 2010 Trust	Collective investment trust	**	2,682,504
	Retirement 2015 Trust	Collective investment trust	**	10,850,914
	Retirement 2020 Trust	Collective investment trust	**	21,551,710
	Retirement 2025 Trust	Collective investment trust	**	22,031,601
	Retirement 2030 Trust	Collective investment trust	**	23,585,100
	Retirement 2035 Trust	Collective investment trust	**	20,140,670
	Retirement 2040 Trust	Collective investment trust	**	20,388,620
	Retirement 2045 Trust	Collective investment trust	**	15,067,831
	Retirement 2050 Trust	Collective investment trust	**	10,913,730
	Retirement 2055 Trust	Collective investment trust	**	7,145,578
	Retirement Balanced Trust	Collective investment trust	**	2,338,378
	CRM
	Small Cap Fund	Mutual funds	**	47,782,522
	PIMCO
	All Asset Fund	Mutual funds	**	11,110,600
	The Bank of New York Mellon
	EB US Small-Mid Cap Growth Equity Fund	Collective investment trust	**	67,943,364
	Vance
	Eaton Vance Small Mid Cap Fund	Mutual funds	**	36,798,463
*	Loans to participants	Interest rate ranges from 4.25% to 8.25% with various maturities	**	21,428,141
	Total			$1,420,006,978
*	Represents a party-in-interest
**	Cost has not been presented, as this information is not required.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGIONS FINANCIAL CORPORATION
401(k) PLAN

REGIONS BANK, TRUSTEE

Date: June 24, 2016                    By: /s/ Barbara H. Watson
Barbara H. Watson
Vice President

EXHIBIT INDEX

EXHIBIT NO                    EXHIBIT

23                        Consent of Independent Registered Public Accounting Firm